Filed by MainSource Financial Group

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MBT Bancorp

Commission File No. 000-12422

Set forth below are slides to be used to discuss the proposed merger transaction between MainSource Financial Group and MBT Bancorp with investors and analysts.

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MainSource Financial Group, Inc. To Acquire MBT Bancorp April 7, 2014

We will achieve our vision by: Forward Looking Statement Disclosure This presentation contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. These forward looking statements are subject to a number of factors and uncertainties which could cause MainSource Financial Group, Inc.’s (“MSFG”), MBT Bancorp’s (“MBT”) or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward looking statements. Forward looking statements speak only as of the date they are made and neither MSFG nor MBT assumes any duty to update forward looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between MSFG and MBT, including future financial and operating results, accretion and earn-back, cost savings, enhanced revenues, long term growth, and the expected market position of the combined company that may be realized from the transaction, and (ii) MSFG’s and MBT’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “will,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “positioned,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. Management's determination of the provision and allowance for loan losses, the carrying value of acquired loans, goodwill, and the fair value of investment securities involve judgments that are inherently forward-looking. These statements are based upon the current beliefs and expectations of MSFG’s and MBT’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those indicated or implied in the forward-looking statements. There is no assurance that the due diligence process would identify all risks associated with the transaction and no assurance that the conditions to closing will be satisfied. Additional information concerning risks is contained in MSFG’s most recently filed Annual Reports on Form 10-K, recent Current Reports on Form 8-K and other SEC filings. 2

We will achieve our vision by: Important Information for Investors and Shareholders In connection with the proposed merger, MainSource Financial Group, Inc. (“MainSource”) will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of MBT Bancorp (“MBT”) and a Prospectus of MainSource, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about MainSource, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from MainSource at www.mainsourcebank.com under the tab “Investor Relations”. MainSource and MBT and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MBT in connection with the proposed merger. Information about the directors and executive officers of MainSource is set forth in the proxy statement for MainSource’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. 3

Strategically Compelling Strengthens our footprint in Dearborn County and enhances our growth strategy in greater Cincinnati Prudently and accretively deploys our strong capital base Complementary cultures with strong ties to the community and a customer service focus Leverages the MainSource brand, product set and capabilities Financially Attractive $0.09 accretive to 2015 EPS (excluding any transaction expenses) Tangible book value earnback period of ~4 years Internal rate of return greater than 20% Pro forma capital ratios above “well-capitalized” guidelines Transaction Overview 4

Geographic Footprint Cincinnati MSA Dearborn County Expanding the Greater Cincinnati Market Source: SNL Financial. 5 MSFG MBT Rank Institution Branches Deposits Mkt. Share 1 United Community Bancorp (IN) 5 $356,632 37.4% 2 U.S. Bancorp (MN) 5 160,931 16.9% 3 Pro Forma 4 149,976 15.7% 3 MBT Bancorp (IN) 3 120,023 12.6% 4 First Financial Bancorp. (OH) 2 103,246 10.8% 5 DSA Financial Corp. (IN) 1 90,610 9.5% 6 Friendship Bancorp (IN) 1 46,676 4.9% 7 Fifth Third Bancorp (OH) 1 45,809 4.8% 8 MainSource Financial Group (IN) 1 29,953 3.1% 9 Woodforest Financial Grp Inc. (TX) 1 605 0.1% Total For Institutions In Market 20 954,485 Rank Institution Branches Deposits Mkt. Share 1 Fifth Third Bancorp (OH) 136 $27,776,249 37.3% 2 U.S. Bancorp (MN) 120 24,683,807 33.2% 3 PNC Financial Services Group (PA) 86 5,729,461 7.7% 4 Huntington Bancshares Inc. (OH) 43 2,224,967 3.0% 5 First Financial Bancorp. (OH) 41 1,869,471 2.5% 6 JPMorgan Chase & Co. (NY) 37 1,603,787 2.2% 7 Bank of Kentucky Finl Corp. (KY) 32 1,508,097 2.0% 8 Union SB (OH) 12 1,058,517 1.4% 9 KeyCorp (OH) 25 836,136 1.1% 10 Guardian Bancorp Inc. (OH) 9 653,261 0.9% 18 Pro Forma 8 243,970 0.3% 21 MBT Bancorp (IN) 6 187,722 0.3% 46 MainSource Financial Group (IN) 2 56,248 0.1% Total For Institutions In Market 777 74,458,944

Attractive Pro Forma Financial Returns Key Financial Modeling Assumptions 2015 EPS Accretion Tangible Book Value IRR $0.09 per share or ~6%(2) ~4% estimated dilution at closing Accretive to standalone tangible book value in approximately 4 years (3) Internal rate of return > 20% No revenue enhancements or cross-sell opportunities have been assumed Cost savings of 35% of non-interest expense, or approximately $2.6 million; 100% phased in 2015 Gross loan mark of $7.3 million, or 4.0% of loans Credit review focused on the largest relationships, adversely classified assets and watch list loans Reviewed approximately 76% of all loan commitments Reviewed 100% of relationships with balance greater than $250,000 and all adversely classified assets with a balance greater than $25,000 Core deposit intangible of 1.5%, amortized sum-of-the-years digits over 10 years Pre-tax restructuring expenses of $4.0 million at closing September 30, 2014 estimated closing Transaction Pricing and Financial Impact Transaction Pricing Aggregate Deal Value ($M)(1) $33.8 Price / Tangible Book Value 141% Price / LTM EPS 19.5x Based upon the MSFG closing price as of April 4, 2014. Earnings accretion excludes the impact of any potential restructuring charges to be incurred in 2015. Defined as the number of years for pro forma tangible book value per share to exceed stand-alone projected tangible book value per share, inclusive of all restructuring expenses. 6 Pro Forma Capital TCE > 8%; Total RBC > 16%

7 Merchants Bank & Trust Historical Financial Profile Historical Financials Loan Composition Source: SNL Financial. NPLs include: nonaccrual loans, loans 90+ days past due and accruing TDRs. NPAs include: NPLs and OREO. Cost of deposits. Deposit Composition $180 Million MRQ Yield: 4.72% $188 Million MRQ Cost(2): 0.33% x x 2011 FY 2012 FY 2013 FY 2013 FQ1 2013 FQ2 2013 FQ3 2013 FQ4 ($ in thousands) 12/31/11 12/31/12 12/31/13 3/31/13 6/30/13 9/30/13 12/31/13 Balance Sheet Total Assets 210,297 224,752 225,187 215,630 214,715 219,088 225,187 Total Gross Loans 161,618 182,685 180,217 175,644 169,198 175,460 180,217 Total Deposits 181,353 192,679 187,902 188,074 187,722 183,435 187,902 Total Equity 22,017 23,534 23,910 23,817 23,156 23,537 23,910 Profitability ($000s) Net Interest Income 8,198 8,187 8,245 2,090 2,030 2,011 2,114 Less: Provision for Loan Losses 885 1,347 503 278 151 52 22 Plus: Non-interest Income 1,635 1,932 2,046 550 533 519 444 Less: Noninterest Expense 6,864 6,937 7,279 1,782 1,851 1,788 1,858 Plus: Gain on Sale of Securities 32 338 51 18 0 0 33 Net Income Before Taxes 2,116 2,173 2,560 598 561 690 711 Less: Income Tax Expense 686 617 764 176 162 208 218 Net Income 1,430 1,556 1,796 422 399 482 493 Profitability (%) ROAA 0.68 0.73 0.83 0.77 0.74 0.90 0.89 ROAE 6.77 6.83 7.62 7.13 6.80 8.26 8.31 Net Interest Margin (FTE) 4.08 4.08 4.06 4.10 4.06 4.01 4.06 Efficiency Ratio (FTE) 68.9 67.1 69.1 66.0 70.6 69.0 71.1 Noninterest Income/ Operating Rev 16.6 19.1 19.9 20.8 20.8 20.5 17.4 Balance Sheet Ratios / Capital (%) Loans/ Deposits 89.1 94.8 95.9 93.4 90.1 95.7 95.9 Tangible Common Equity/ Tang Assets 10.47 10.47 10.62 11.05 10.78 10.74 10.62 Leverage Ratio 10.40 10.51 11.11 10.72 10.98 11.26 11.11 Tier 1 Ratio 15.13 14.14 14.35 14.53 14.73 14.45 14.35 Total Risk Based Capital Ratio 16.39 15.40 15.52 15.78 15.99 15.70 15.52 Asset Quality (%) (1) NPLs/ Loans 5.21 4.04 3.18 4.40 4.84 4.33 3.18 NPAs/ Assets 4.14 3.30 2.55 3.64 3.87 3.47 2.55 NCOs/ Avg Loans 0.49 0.75 0.60 0.60 1.43 0.14 0.24 Reserves/ Loans 1.53 1.40 1.11 1.46 1.24 1.19 1.11 Reserves/ NPLs 29.3 34.6 35.0 33.2 25.6 27.5 35.0 2470 2553 2003 2563 2095 2089 2003 x x Closed End 1 - 4 Family, $47M , 26% HELOC, $15M , 8% Commercial & Industrial, $23M , 13% Multifamily, $23M , 13% Owner - Occ. CRE, $22M , 12% Non Owner - Occ. CRE, $34M , 19% Construction, $13M , 7% Consumer, $1M , 1% Other, $2M , 1% Demand $35M 19% Other Transaction Accounts $68M 36% MMDA and Savings $48M 25% Time Deposits <$100,000 $24M 13% Time Deposits >$100,000 $13M 7%